UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

76029L 100

(CUSIP Number)

July 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 76029L 100	13G	Page 2 of 17

1	NAME OF REPORTING PERSON Monroe Capital Private Credit Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 387,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 387,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 3 of 17

1	NAME OF REPORTING PERSON Monroe Capital Private Credit Fund II (Unleveraged) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,597
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,597
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 4 of 17

1	NAME OF REPORTING PERSON Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 60,365
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 60,365
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 5 of 17

1	NAME OF REPORTING PERSON Monroe Capital Private Credit Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 668,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 668,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 6 of 17

1	NAME OF REPORTING PERSON Monroe Capital Private Credit Fund III (Unleveraged) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 158,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 158,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 7 of 17

1	NAME OF REPORTING PERSON Monroe Capital Fund SV S.a.r.l. - Fund III (Unleveraged) Compartment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 156,237
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 156,237
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,237
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (1)
12	TYPE OF REPORTING PERSON FI

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 8 of 17

1	NAME OF REPORTING PERSON Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 265,913
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 265,913
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,913
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 9 of 17

1	NAME OF REPORTING PERSON Monroe Private Credit Fund A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 750,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (1)
12	TYPE OF REPORTING PERSON PN

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 10 of 17

1	NAME OF REPORTING PERSON Monroe Capital Management Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (1)
12	TYPE OF REPORTING PERSON OO

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 11 of 17

1	NAME OF REPORTING PERSON Theodore Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,500,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (1)
12	TYPE OF REPORTING PERSON IN

* Solely to the extent of the Mr. Koenig’s ownership interest in Monroe Capital Management Advisors, LLC.

(1) This percentage is calculated based upon 38,593,284 shares of the Issuer’s Class A common stock outstanding as of July 17, 2019 as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

CUSIP No 76029L 100	13G	Page 12 of 17

Item 1(a).	Name of Issuer:

Repay Holdings Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 West Paces Ferry Road, Suite 200

Atlanta, GA 30305

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by: Monroe Capital Private Credit Fund II LP (“Credit Fund II”); Monroe Capital Private Credit Fund II (Unleveraged) LP (“Unleveraged Credit Fund II”); Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP (“Unleveraged Offshore Credit Fund II”); Monroe Capital Private Credit Fund III LP (“Credit Fund III”); Monroe Capital Private Credit Fund III (Unleveraged) LP (“Unleveraged Credit Fund III”); Monroe Capital Fund SV S.a.r.l. - Fund III (Unleveraged) Compartment (“Unleveraged Offshore Credit Fund III”); Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP (“Lux Credit Fund III”); Monroe Private Credit Fund A LP (“Credit Fund A” and, collectively with Credit Fund II, Unleveraged Credit Fund II, Unleveraged Offshore Credit Fund II, Credit Fund III, Unleveraged Credit Fund III, Unleveraged Offshore Credit Fund III and Lux Credit Fund III, the “Funds”); Monroe Capital Management Advisors, LLC (“MCMA”); and Theodore Koenig.

The Funds, MCMA and Mr. Koenig are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Monroe Capital Management Advisors, LLC
311 South Wacker Drive, Suite 6400
Chicago, IL 60606.

CUSIP No 76029L 100	13G	Page 13 of 17

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

The Class A common stock CUSIP number is 76029L 100.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

Items 5 through 9 on the cover pages to this Schedule 13G are incorporated herein by reference.

MCMA is the investment advisor of each of the Funds and may be deemed to beneficially own the shares of Common Stock directly owned by the Funds. Mr. Koenig has voting and dispositive power over any such shares due to his ownership interests in MCMA. Mr. Koenig disclaims beneficial ownership over any shares of Common Stock held by the Funds and MCMA.

CUSIP No 76029L 100	13G	Page 14 of 17

The percentages in this Item 4 are calculated based upon 38,593,284 shares of the Common Stock outstanding as of July 17, 2019 as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No 76029L 100	13G	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019.

MONROE CAPITAL PRIVATE CREDIT FUND II LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

CUSIP No 76029L 100	13G	Page 16 of 17

MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

Monroe Capital Fund SV S.a.r.l., acting in respect of its Fund III (Unleveraged) Compartment

By:	Monroe Capital Management Advisors LLC,
as Investment Manager

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP
By:	Monroe Capital Private Credit Fund III (Lux) Financing Holdco GP LLC, its General Partner
By:	Monroe Capital Management Advisors LLC, as Manager

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE PRIVATE CREDIT FUND A LP

By:	MONROE PRIVATE CREDIT FUND A LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

Monroe Capital Management Advisors, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

/s/ Theodore Koenig
Theodore Koenig

CUSIP No 76029L 100	13G	Page 17 of 17

Exhibit Index

Exhibit A	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit A

AGREEMENT OF JOINT FILING

Each of the parties to joint filing agreement, dated as of July 22, 2019 (this “Agreement”), hereby acknowledge and agree that the foregoing statement on Schedule 13G  in respect of the shares of Class A common stock, $0.0001 par value, of Repay Holdings Corporation is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated:  July 22, 2019

MONROE CAPITAL PRIVATE CREDIT FUND II LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP

By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

Monroe Capital Fund SV S.a.r.l., acting in respect of its Fund III (Unleveraged) Compartment

By:	Monroe Capital Management Advisors LLC,
as Investment Manager

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP
By:	Monroe Capital Private Credit Fund III (Lux) Financing Holdco GP LLC, its General Partner
By:	Monroe Capital Management Advisors LLC, as Manager

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

MONROE PRIVATE CREDIT FUND A LP

By:	MONROE PRIVATE CREDIT FUND A LLC,
its general partner

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

Monroe Capital Management Advisors, LLC

By:	/s/ Theodore Koenig
	Name:	Theodore Koenig
	Title:	Chief Executive Officer

/s/ Theodore Koenig
Theodore Koenig